Exhibit 8.1

Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Quality Zone Technologies Pte. Ltd.	Singapore
Trident Digital Tech Pte. Ltd.	Singapore
Trident Digital Tech (DRC) Africa SAS	Democratic Republic of Congo
TRIDENT ALISKA DIGITAL TECH GHANA LTD	Republic of Ghana